Correspondence

Becker & Poliakoff LLP

45 Broadway, 17th Floor

New York, New York 10006

Tel.: (212) 599-3322

July 16, 2021

Via Edgar

Ms. Taylor Beech

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	GreenVision Acquisition Corp.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed June 30, 2021
File No. 001-39136

Dear Commission Staff:

On behalf of GreenVision Acquisition Corp. (the “Company,” “GreenVision,” “we,” “our” or “us”), we transmit herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system related to GreenVision’s proposed business combination with Helbiz, Inc. (“Helbiz”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 13, 2021 (the “Comment Letter”). For ease of reference, we have included the original comments received from Staff in the Comment Letter in bold text, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Preliminary Proxy on Schedule 14A Filed June 30, 2021

Background to Negotiations with Helbiz, page 104

1.       We note your revised disclosure in response to comment 6. Please include comparable disclosure in the Background to Negotiations with Helbiz section where you discuss the negotiation of the PIPE investment (see, e.g., the discussion on page 107).

Response

In response to Staff’s comment, we have revised the disclosure under the caption “Background to Negotiations with Helbiz” to discuss the negotiation of the PIPE investment. See page 109 of Amendment No. 3 to the Proxy Statement.

Assumptions Utilized for the Projected Financial Metrics Table, page 119

2.        We note your response to comment 12 and your revised disclosure that the forecasts for Helbiz’s future city licenses, number of vehicles and revenues are based on historical trends for 2020. Please disclose the actual historical results for 2020 to give investors more context.

Response

In response to Staff’s comment, we have included disclosure at page 119 of Amendment No. 3 to the Proxy Statement in order to disclose the actual historical results for 2020.

Certain Helbiz Projected Financial Information

Projected Financial Metrics ($ in millions), page 119

3.        Consistent with your response to comment 16 and your removal of reference to the Non-GAAP financial measures “contribution” and “contribution margin” from MD&A, please delete references to these measures from your table of Projected Financial Metrics.

Response

We note the Staff’s comment. The Company acknowledges that it has removed references to the historical Non-GAAP financial measures “contribution” and “contribution margin” from the MD&A of Helbiz, Inc. in the Proxy Statement. The Company, however, notes that the inclusion of these Non-GAAP financial measures in the table of projected financial metrics was provided to its financial advisor and board of directors in connection with the approval of the business combination with Helbiz, Inc. and the other transactions contemplated by the Merger Agreement and Plan of Reorganization dated as of February 8, 2021. In including the referenced Non-GAAP financial measures in the table of projected financial metrics contained in its Proxy Statement, the Company relied on the availability of the exemption under Item 10(e) of Regulation S-K and the corresponding interpretations published by the Division of Corporation Finance of the Commission (see Sections 101.01 and 101.02 of the Compliance and Disclosure Interpretations). Accordingly, the Company believes that it is appropriate for it to retain such information in Amendment No. 3 to the Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Helbiz, page 149

4.       We note your disclosure on pages 50-54 that you have undertaken “substantial obligations” in connection with the anticipated launch of both Helbiz Media and Helbiz Kitchen, including, but not limited to, the lease of an approximately 21,500 square foot facility in Milan, Italy, the hiring of approximately 80 people, and a €12 million per year contract for Serie B rights with a minimum sales requirement of €2.5 million per season. Please revise this section to address any trends in Helbiz’s expenses that management is aware of as a result of launching these new lines of business.

Response

In response to Staff’s comment, we have included additional disclosure in Amendment No. 3 to the Proxy Statement to discuss trends in Helbiz’s expenses related to these new business lines. See pages 152, 156 and 164 of Amendment No. 3 to the Proxy Statement.

Notes to Unaudited Pro Forma Condensed Financial Statements

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 177

5.       Please refer to footnotes (1), (5), (6) and (7). We note that you reflect adjustments in your pro forma balance sheet to give effect to transaction costs of approximately $6.5 million that are expected to be incurred at the closing of the business combination including legal, audit, financial advisory and other professional fees related to the business combination. Since the pro forma statements of operations should be presented assuming the business combination occurred on January 1, 2020, please revise your pro forma statement of operations for the fiscal year ended December 31, 2020 to include a pro forma adjustment for these expenses pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X or explain why you do not believe this is required.

Response

In response to Staff’s comment, we have revised the pro forma condensed financial statements set forth in the Proxy Statement to clarify that the $6.5 million of expenses that are expected to be incurred at the closing of the business combination are the direct, incremental and non-recurring costs of the IPO. Further, we revised the pro forma condensed financial statements to allocate these costs into two categories: banking/underwriter fees and professional/printing expenses. As a result, we deferred and charged these amounts against Stockholder’s Equity in the pro forma Balance Sheet with no impact on the pro forma Statement of Operations. See pages 177 - 179 of Amendment No. 3 to the Proxy Statement.

4. Sensitivity analysis on redemption, page 180

6.       Your disclosure on page 181 indicates that the sales and purchase agreement between Helbiz and MiMoto required Helbiz to pay 47,511 additional shares of Class A common stock to the former MiMoto shareholders because the business combination with GreenVision was not completed by May 31, 2021. We also note that you have reflected these additional shares issued to the MiMoto shareholders as part of the purchase price for MiMoto based on the purchase price allocation included on page 185. It appears that the issuance of these additional shares represents a penalty or expense of the Company rather than additional purchase consideration for the acquisition of MiMoto. Please explain why you believe it is appropriate to reflect the issuance of these additional shares to the former shareholders of MiMoto as part of the purchase price for the acquisition of MiMoto pursuant to the guidance in ASC 805-15-55-18 through ASC 805-10-55-25. Also, if you determine that the fair value of these additional shares should be reflected as an expense in the financial statements, please revise the pro forma statement of operations for the year ended December 31, 2020 to include a pro forma adjustment for this expense.

Response

In response to Staff’s comment, we have been advised by Helbiz that it reflected the issuance of the additional shares in the MiMoto transaction as additional purchase consideration for the acquisition for the following reasons.

Pursuant to the Stock Purchase Agreement (the “SPA”) between Helbiz and MiMoto (the “Parties”), the Parties negotiated a business arrangement providing for two scenarios for the settlement of the equity consideration component of the purchase price to be issued to MiMoto shareholders: (i) Helbiz valued as private company for the settlement of the acquisition and (ii) Helbiz valued as public company for the settlement of the acquisition. Each scenario represented the agreed upon purchase price which enabled the Parties to agree on the terms of the business combination even though the ultimate value of Helbiz was yet to be determined. In accordance with the SPA, the Parties agreed to close the transaction on April 1, 2021 and to settle and define the final applicable scenario for valuation purposes on May 31, 2021.

Based on the above, on May 31, 2021, the MiMoto acquisition was settled considering Helbiz as private company, which resulted in a cumulative issuance of 228,230 Helbiz Class A Common Shares to the MiMoto shareholders. For the pro forma adjustments, in accordance with ASC 805, Helbiz issued 228,230 Class A Common Shares to MiMoto shareholders as the equity portion of the purchase price. None of the foregoing equity consideration is related to other arrangements with MiMoto shareholders, employee agreements, reimbursement of acquisition costs, settlement of any pre-existing relationship or employee compensation arrangements, or open litigation that would represent transaction costs. The total purchase price for MiMoto was $12.5 million, which is comprised of $2,156,000 (cash consideration) and 228,230 Helbiz Class A Common Shares (equity consideration).

In response to Staff’s comment, we have also revised the Proxy Statement to clarify that the purchase price to be allocated is the sum of the cash consideration ($2,156,000) and the fair value of the 228,230 Helbiz Class A Common Shares. We also removed the disclosure related to two issuances of Helbiz Common Shares, and instead have only presented the final settlement amount. See page 181 of Amendment No. 3 to the Proxy Statement.

***

Thank you for your assistance in this matter. Please contact the undersigned or my partners Jie Chengying Xiu and Steven L. Glauberman with any questions or further comments. Our email addresses are, respectively, Jxiu@beckerlawyers.com, mgoldstein@beckerlawyers.com, and sglauberman@beckerlawyers.com.

Sincerely,

/s/ Michael A. Goldstein, Esq.

cc:	Robert Shapiro, SEC
Linda Cvrkel, SEC